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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Infinium Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Montgomery Street, Suite 788
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sergei Tchetvertnykh **(416)360-1920**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Sergei Tchetvertnykh**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Infinium Securities, Inc., as

of **September 30**, **2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



Notary Public

Hugh John McFetridge.
A Commissioner, etc.. City of Toronto
for the Canadian Corps of
Commissionaires
Expires June 16. 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

INFINIUM SECURITIES, INC.
Financial Statements
For the Year Ended
September 30, 2005
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owner
Infinium Securities, Inc.

We have audited the accompanying balance sheet of Infinium Securities, Inc. as of September 30, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infinium Securities, Inc. at September 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 10, 2005
Atlanta, Georgia



RUBIO CPA, PC

INFINIUM SECURITIES, INC.
BALANCE SHEET
SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$ 101,251
Clearing deposit	100,081
Office furniture and equipment, net	1,344
Prepaid expenses	1,403
Lease deposit	5,505
Total assets	$ 209,584

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued payroll	$ 6,733
Interest payable – subordinated note	25,000
	31,733
Subordinated note payable to Parent	200,000
Total liabilities	231,733
STOCKHOLDER'S EQUITY:	
Common stock, stated value $1, 1,000 shares authorized, issued and outstanding	1,000
Accumulated deficit	(23,149)
Total stockholder's equity (deficit)	(22,149)
Total liabilities and stockholder's equity	$ 209,584

The accompanying notes are an integral part of these financial statements.

INFINIUM SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended September 30, 2005

REVENUES	
Advisory fees from parent	$ 50,000
Interest income	2,717
	52,717
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	36,015
Interest expense - subordinated loan	25,000
Occupancy	3,693
Other operating expenses	5,800
	70,508
NET LOSS	$ (17,791)

The accompanying notes are an integral part of these financial statements.

INFINIUM SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (17,791)
Noncash items included in net income:	
Depreciation	23
Increase in clearing deposit	(100,081)
Decrease in prepaid expenses	3,360
Increase in lease deposit	(5,505)
Increase in accrued payroll	6,733
Increase in interest payable	25,000
NET CASH USED BY OPERATING ACTIVITIES	(88,261)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office furniture and equipment	(1,367)
NET CASH USED BY INVESTING ACTIVITIES	(1,367)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(89,628)
CASH AND CASH EQUIVALENTS:	
Beginning of year	190,879
End of year	$ 101,251

The accompanying notes are an integral part of these financial statements.

INFINIUM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended September 30, 2005

	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, October 1, 2004	$ 1,000	$ (5,358)	$ (4,358)
Net (loss)		(17,791)	(17,791)
Balance, September 30, 2005	$ 1,000	$ (23,149)	$ (22,149)

The accompanying notes are an integral part of these financial statements.

INFINIUM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of California in May 2004. Effective November 2004, the Company became registered with the Securities and Exchange Commission, the National Association of Securities Dealers and the securities commissions of appropriate states. The Company is wholly owned by Infinium Holdings, Inc., a Canadian company. The Company's primary business is investment advisory and investment banking services. All of the Company's business during the year ended September 30, 2005 was to provide services to its Parent.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to depreciation and a net operating loss carryforward.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

INFINIUM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2005

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company had net capital of $194,593, which was $94,593 in excess of its required net capital of $100,000.

NOTE C – RELATED PARTIES

All of the Company's revenue during the fiscal year ended September 30, 2005 was earned from a $50,000 advisory fee paid by its Parent for services rendered during the month of September. Management of the Company and its Parent have represented that the Parent will pay monthly advisory fees to the Company of $50,000 through at least December 2005.

In addition, under an expense sharing arrangement, the Parent and another subsidiary located in Canada may provide the Company with certain employees, office premises, furnishings, office equipment and other office expense support in exchange for management fees determined pursuant to a ratio based on personnel time allocations. No management fees were paid during the year ended September 30, 2005.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D – SUBORDINATED NOTE PAYABLE TO RELATED PARTY

Effective November 2004, the Corporation entered into a $200,000 Subordinated Loan Agreement ("Agreement") with its Parent. The Agreement was approved by National Association of Securities Dealers.

Under a subordinated loan, the funds loaned can be used without restriction by the Company, and the lender's claim against the Company is subordinate to all other parties.

The loan, which matures in November 2009 bears interest at 15% per annum. No interest has been paid to date. The outstanding balance at September 30, 2005 inclusive of accrued interest was $225,000.

INFINIUM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2005

NOTE E – LEASES

Effective August 15, 2005, the Company leases office premises under an operating lease which expires June 20, 2006.

Rent expense for the year ended September 30, 2005 was $3,670.

NOTE F – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense (benefit)	$ (4,000)
Deferred income taxes	4,000
Income tax expense (benefit)	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at September 30, 2005 relate primarily to a net operating loss carryforward.

Significant components of deferred tax assets are as follows:

Deferred tax assets:	
Net operating losses	$ 5,000
Deferred tax valuation allowance	(5,000)
Net deferred tax asset	$ -

The Company has recorded a valuation allowance for the deferred tax asset at September 30, 2005, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it expires in 2025.

The Company has a net operating loss carryforward that may be used to reduce income taxes arising in future years of approximately $24,000 that begins to expire in 2024.

SUPPLEMENTAL INFORMATION

SCHEDULE I
INFINIUM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF SEPTEMBER 30, 2005

NET CAPITAL:

Total stockholder's equity (deficit)	$ (22,149)
Add: Subordinated note payable to parent	200,000
Accrued interest on subordinated note	25,000
	202,851
Less nonallowable assets:	
Office furniture and equipment	1,344
Prepaid expenses	1,403
Lease deposit	5,505
	8,252
Net capital before haircut	194,599
Less haircuts	6
Net capital	194,593
Less required net capital	(100,000)
Excess net capital	$ 94,593
Aggregate indebtedness	$ 6,733
Percentage of aggregate indebtedness to net capital	3.5%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2005

Net capital as reported in FOCUS Part IIA	$ 201,324
Audit adjustment to accrued payroll cost through end of year	(6,731)
Net capital as reported above	$ 194,593

INFINIUM SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED SEPTEMBER 30, 2005

Balance, beginning of year	$ 200,000
Additional proceeds	-
Repayments	-
Balance at end of year	$ 200,000

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Parent
Infinium Securities, Inc.

In planning and performing our audit of the financial statements of Infinium Securities, Inc., for the year ended September 30, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Infinium Securities, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 10, 2005
Atlanta, Georgia



RUBIO CPA, PC